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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                            For the month of May 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]      Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

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


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                                Explanatory Note
                                ----------------

Attached is:

Exhibit 1. Press Release, released publicly on May 1, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  JACADA LTD.

                                                  By: /s/ Tzvia Broida
                                                      --------------------------
                                                  Name:  Tzvia Broida
                                                  Title: Chief Financial Officer

Dated: May 1, 2006

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                                                                       EXHIBIT 1


                 Jacada Appoints Paul O'Callaghan as President;
 Will Assume Responsibility for Worldwide Sales, Service and Support Operations


    ATLANTA--(BUSINESS WIRE)--May 1, 2006--Jacada Ltd. (Nasdaq: JCDA), a leading provider of contact center productivity solutions, today announced the appointment of Paul O'Callaghan as President of Jacada, Ltd., to head its North American, Latin American and European operations.
    With more than 20 years of executive experience in the international software, Internet, and network infrastructure industries, O'Callaghan will report directly to Gideon Hollander, CEO for Jacada.
    "We are extremely pleased to have Paul O'Callaghan join our senior management team," said Gideon Hollander, CEO for Jacada. "Paul is a solid leader with an incredible acumen for both operations and sales, demonstrated by significant success at his most recent posts and throughout his career. His experience in helping organizations grow through sales execution excellence will help Jacada capitalize on the tremendous opportunity we see in the contact center market."
    O'Callaghan brings to Jacada an outstanding reputation for building quality organizations and developing winning go-to-market strategies, as well as a strong track record in sales acceleration in established market-leading companies.
    Prior to joining Jacada, O'Callaghan served as Senior Vice President, Global Sales and Services at Optio Software. O'Callaghan has held senior sales and marketing positions in industry leading organizations such as Cisco Systems, where he was responsible for a $250 million operation. He also previously held executive management positions at IMNET Systems, XACCT Technologies, Idapta, and Network Systems Corporation.
    "Jacada is well-positioned for success and it's tremendously exciting to play a leadership role in a company that is so innovation driven," stated O'Callaghan. "I am impressed with the traction Jacada has already achieved in the market place, having garnered several industry awards, recognition from top analyst firms, and a noteworthy roster of industry-leading customers. The company's solutions deliver a significant value proposition to organizations today as the need for customer contact centers to deliver steadfast service continues to increase. This provides a significant growth opportunity for Jacada by expanding its global footprint and setting the industry standard for contact center productivity and unified desktop solutions."

    About Jacada

    Jacada is recognized as a leading provider of contact center productivity solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.
    Jacada provides two award-winning solutions that have been proven to make a significant impact on contact center efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable contact centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.
    By significantly reducing call handle times, training costs and error rates, Jacada solutions deliver a rapid, easily measured return on investment, with payback typically achieved in weeks or months. Jacada solutions are deployed in hundreds of contact centers worldwide, and to millions of users through self-service applications designed to off-load contact center activity.
    Jacada has over 1200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.
    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.


    CONTACT: Jacada Ltd., Atlanta
             Jacada Contacts:
             Paul Sewell
             770-352-1310 ext 383
             psewell@jacada.com
                 or
             NEI Communications
             Carl Nelson, 781-929-9095
             cnelson111@comcast.net